BofA Funds Series Trust

100 Federal Street

Boston, MA 02110

Writer’s Direct Contact

617.772.3265

October 21, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BofA Funds Series Trust (the “Trust”)
Post-Effective Amendment No. 2 to Registration Statement on Form N-1A
File Nos. 333-163352; 811-22357

Ladies and Gentlemen:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 2 and Amendment No. 2 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for each of BofA California Tax-Exempt Reserves, BofA Cash Reserves, BofA Connecticut Municipal Reserves, BofA Government Plus Reserves, BofA Government Reserves, BofA Massachusetts Municipal Reserves, BofA Money Market Reserves, BofA Municipal Reserves, BofA New York Tax-Exempt Reserves, BofA Tax-Exempt Reserves and BofA Treasury Reserves, series of the Trust, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please contact the undersigned at the number set forth above.

Sincerely,

/s/ Peter T. Fariel

Peter T. Fariel

Secretary

BofA Funds Series Trust